FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED
Item
1.	Minutes of the meeting of the Board of Directors of Cosan Limited held on June 19th, 2009
2.	Minutes of the meeting of the Board of Directors of Cosan S.A. Indústria e Comércio held on June 19th, 2009
3.	Minutes of the Extraordinary General Meeting of Shareholders of Cosan S.A. Indústria e Comércio held on June 18th, 2009
4.	Private Instrument of Shareholders’ Agreement of Cosan S.A. Indústria e Comércio

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 22, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

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Item 1

MINUTES of the meeting of the board of directors (the “Board”) of Cosan Limited (the “Company”), held at Av. President Juscelino Kubitschek, 1276, 6th Floor, São Paulo, SP, Brazil on June 19th , 2009 at 10 am (the “Meeting”).

Present:
Mailson Ferreira da Nóbrega, Class I Director
José Alexandre Scheinkman, Class I Director
George E. Pataki, Class I Director

Marcus Vinicios Pratini de Moraes, Class II Director
Marcos Marinho Lutz, Class II Director
Marcelo de Souza Scarcela Portela, Class II Director
Burkhard Otto Cordes, Class II Director

Rubens Ometto Silveira Mello, Class III Director
Pedro Isamu Mizutani, Class III Director
Marcelo Eduardo Martins, Class III Director
Luiz Henrique Fraga, Class III Director

1.           Chairman

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.           Notice

The notice convening the Meeting was taken as read and the Chairman reported that notice had been given to all of the directors in accordance with the bye-laws and that a quorum was present.

3.           Minutes

The reading of minutes of previous meetings was deferred.

4.           Change of Corporate Administrator

It was noted that on 19th June 2009 Appleby Services (Bermuda) Ltd. had formally been requested to resign as corporate administrators to the Company.

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It was RESOLVED that the resignation of Appleby Services (Bermuda) Limited be and is hereby accepted in advance effective on the date of the relevant resignation letters are received by the Company (the “Effective Date”).

It was FURTHER RESOLVED that Compass Administration Services Ltd. be and is hereby appointed as corporate administrators to the Company with effect from the Effective Date.

5.	Corporate Administration Services Agreement

It was RESOLVED that, with effect from the Effective Date;

i)	Compass Administration Services Ltd. (“CASL”) be and is hereby appointed as provider of the Company’s corporate secretarial and administration services in place of Appleby Services (Bermuda) Limited.

ii)
the Company be and is hereby authorised to enter into a corporate services agreement (the “Agreement”) with CASL, an affiliate of the law firm of Attride-Stirling & Woloniecki, and that any director or officer be and is hereby authorised to execute the Agreement for and on behalf of the Company; and

iii)	the fee payable to CASL for the provision of corporate administrative services be established having regard to the work done, but at a minimum fee of $7,500 per annum.

6.	Resignation & Appointment of Officers

It was RESOLVED that the resignation of Appleby Services (Bermuda) Ltd. as company secretary with effect from the Effective Date, be and is hereby accepted.

It was FURTHER RESOLVED that Compass Administration Services Ltd. (“CASL”) be and is hereby appointed assistant secretary of the Company with effect from the Effective Date, to hold office until the election of the next board of directors or until their appointment is terminated in accordance with the bye-laws.

7.	Resignation and Appointment of Resident Representative

It was RESOLVED that the resignation of as the current resident representative of the Company, with effect from the Effective Date, be and is hereby accepted.

It was FURTHER RESOLVED that, with effect from the Effective Date, Neil Horner be and is hereby appointed resident representative of the Company, to hold

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office until the election of the next board of directors or until his appointment is terminated in accordance with the bye-laws.

8.	Change of Registered Office

It was RESOLVED that, with effect from the Effective Date,  the registered office of the Company be changed from Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda to Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

It was FURTHER RESOLVED that, with effect from the Effective Date,  the assistant secretary of the Company be and is hereby authorised to file the notice of change of registered office with the Registrar of Companies.

It was FURTHER RESOLVED that Maria Rita de Carvalho Drummond be authorised to give effect to all the resolutions set out in paragraphs 4 to 8 above prior to, during and after the Effective Date, including authority to instruct CASL to file all relevant letters and notices.

9.	Increase of Maximum Number of Directors

The Chairman noted that Bye-law 23.12 fixed the maximum number of directors at 11. It was further noted that the Board had power to increase the maximum number as the Board by resolution may from time to time determine.

It is RESOLVED that the maximum number of directors for the purposes of bye-law 23.12 be increased from 11 to 13 with effect from the date of this meeting.

10.	Special general meeting to appoint Directors

The Chairman noted that the company proposed to appoint two additional directors to the board.

It is RESOLVED that a special general meeting be convened pursuant to bye-law 18.1 and that notices of the special general meeting be circulated to the shareholders.

In accordance with bye-law 23.9.1, it is RESOLVED that the appointment of two new directors be recommended by the Board to the special general meeting and that these individuals be nominated for election pursuant to bye-law 23.13, as per the names included in the notice for Shareholders Meeting.

11.	Declaration of Interests

The Chairman noted that Neil Horner is associated with the law firm of Attride-Stirling & Woloniecki (“ASW”) and/or its affiliated company, CASL and as such, the

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aforementioned person has an interest declarable under section 97 of the Companies Act 1981, which interest has been declared.

It is RESOLVED that the interests of Neil Horner and any persons elected or appointed in the future as a director or officer of the Company who are associated with ASW and/or CASL, in any contract involving ASW or CASL, be and are hereby noted as declared.

12.	Sale of Aviation Fuel Business

The Chairman advised that Cosan S.A. Indústria e Comércio (“Cosan”) had concluded negotiations with Shell Brasil Ltda. for the purchase of 100% of the aviation fuel business of Cosan Combustiveis e Lubrificantes S.A., a subsidiary of Cosan. The transaction closed on 18th June 2009.

The Chairman advised that Cosan had given indications in the past of its intention to sell the aviation fuel business (and other non-core assets), since it is not considered a strategic activity.

It was RESOLVED that the negotiations with Shell Brasil Ltda. for the purchase of 100% of the aviation fuel business of Cosan Combustiveis e Lubrificantes S.A., a subsidiary of Cosan, be and is hereby approved, ratified and confirmed.

It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned transaction be and are hereby approved, ratified and confirmed and any further actions required to be taken by the directors and officers of the Company to give effect the above resolution be and are hereby authorised and approved.

13.	Nova America S.A. Agroenergia Merger

The Chairman advised that Nova America S.A. Agroenergia (“NAA”) will merge into Cosan.  He advised the Board that Cosan signed a binding memorandum of understanding with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), the controlling shareholder of NAA and of certain other assets related to the trading, logistics and industrialization of sugar and ethanol, as well as to the cogeneration of energy (“Nova America”), to enable a corporate reorganization of both groups that will result in the combination of the activities in the sugar-ethanol sector of Cosan and Nova America through, the merger of Nova America into Cosan (“Corporate Reorganization”). The merger is effective as of June 18th, 2009.

It was RESOLVED that the entering into of the Memorandum of Understandings by Cosan with Rezende Barbosa and the Corporate Reorganization, be and are hereby approved, ratified and confirmed.

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It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned transaction be and are hereby approved, ratified and confirmed and any further actions required to be taken by the directors and officers of the Company to give effect the above resolution be and are hereby authorised and approved.

14.	Enter into Guarantees with Banks on behalf of Nova America S.A. Agroenergia

The Chairman advised that following the merger of Nova America S.A. Agroenergia (“NAA”) into Cosan, the Company will become the new guarantor in financings provided by the banks (“Banks”) listed below.  It should be noted that NAA will continue to exist and be the debtor under such financings.

Bank	Approximate Value in Million Reais of each Guarantee
Banco do Brasil S.A.	121.107
BNDES	15.193
Banco Bradesco S.A.	222.514
Citibank	43.112
Banco Itau BBA S.A.	336.044
Safra	0. 118
Banco Santander S.A.	161.123
Banco Votorantim S.A.	132.117
Banco Fibra S.A.	13.571
Banco Daimler Chrysler	0.416
Banco Volkswagen	0.123

It was RESOLVED to approve the Company becoming the new guarantor for the above mentioned Banks in the aggregate amount of up to R$1,052,000,000.00 (one billion and fifty two million reais).

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It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned transaction be and are hereby approved, ratified and confirmed and any further actions required to be taken by the directors and officers of the Company to give effect the above resolution be and are hereby authorised and approved.

15.	Issuance of New Bond

The Chairman advised that there is a market opportunity for issuance of a bond in the international capital markets by a subsidiary of the Company in an aggregate amount of up to US$350 million.

It was RESOLVED to approve the issuance of the bond issuance by a subsidiary of the Company together with guarantees from any affiliate thereof.

It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned transaction be and are hereby approved.

16.	Pre-Export Finance

The Chairman advised that a subsidiary of the Company may enter into negotiations for a pre-export financing in an aggregate principal amount of up to US$500 million, including the new operations of Nova America. (“Pre-Export Finance”).

It was RESOLVED to approve the Pre-Export Finance by a subsidiary of the Company.

It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned transaction be and are hereby approved.

17.	Financial Statement and Deferred Income Taxes

The Chairman submitted Cosan S.A. Industria e Comércio’s results and the budget for the next financial year and a technical study for the realization of the deferred income taxes for the Board’s consideration.

It was RESOLVED to approve the above mentioned matters.

It was FURTHER RESOLVED that the actions of the directors and officers taken in connection with above mentioned be and are hereby approved.

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18.	Close

There being no further business to come before the Meeting the proceedings then concluded.

Rubens Ometto Silveira Mello
Chairman
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Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO C.N.P.J. No. 50.746.577/0001-15 N.I.R.E. 35.300.177.045 Ata de Reunião do Conselho de Administração, Realizada em 19 de junho de 2009	COSAN S.A. INDÚSTRIA E COMÉRCIO C.N.P.J. No. 50.746.577/0001-15 N.I.R.E. 35.300.177.045 Minutes of the Board of Directors Meeting, Held on June 19th, 2009

1.           Data, Horário e Local da Assembléia: Realizada aos 19 dias do mês de junho de 2009, às 10 horas, no escritório administrativo da Companhia, na Avenida Juscelino Kubitschek, 1726, 6º andar, Cidade de São Paulo, Estado de São Paulo.

1.           Date, Time and Place: Held on the 19th day of June of 2009, at 10 a.m., at the Company’s administrative offices located at Avenida Juscelino Kubitschek, 1726, 6th floor, in the City of São Paulo, State of São Paulo.

2.           Presenças: Presentes todos os membros do Conselho de Administração da Companhia, a saber: Srs. Rubens Ometto Silveira Mello, Presidente do Conselho de Administração, Pedro Isamu Mizutani, Vice-Presidente do Conselho de Administração, Burkhard  Otto Cordes, Marcelo Eduardo Martins; Sylvio Ricardo Pereira de Castro, Marcus Vinícius Pratini de Moraes, Maílson Ferreira da Nóbrega, Serge Varzano and Pedro Luiz Cerize.

2.           Attendance: All members of the Company’s Board of Directors were present, Messrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard  Otto Cordes, Marcelo Eduardo Martins; Sylvio Ricardo Pereira de Castro, Marcus Vinícius Pratini de Moraes, Maílson Ferreira da Nóbrega, Serge Varzano and Pedro Luiz Cerize.

3. Convocação: Realizada por mensagem eletrônica e dispensada a publicação em face da presença de todos os membros.	3. Summons: By electronic mail and released the publication call notice once all members of the Company’s Board of Directors are present.

4. Mesa: Presidente: Rubens Ometto Silveira Mello; Secretário: Pedro Isamu Mizutani.	4. Chair: President: Rubens Ometto Silveira Mello; Secretary: Pedro Isamu Mizutani.

5.           Ordem do Dia: O Sr. Presidente esclareceu que a presente reunião tinha por finalidade deliberar sobre a seguinte ordem do dia: (i) aprovar as Demonstrações Financeiras e Relatório da Administração correspondentes ao exercício social encerrado em 31 de março de 2009; (ii) aprovar o estudo técnico relativo ao Imposto de Renda e Contribuição Social diferidos; (iii) aprovar o orçamento de capital para o exercício social a encerrar em 31 de março de 2010; (iv)aprovar operações de emissão de dívida pela Companhia e/ou suas controladas; (v) consignar a renúncia do Conselheiro de Administração Serge Varsano, manifestada por escrito nesta data; e (vi) eleger membro para ocupar o cargo vago do citado Conselheiro, no Conselho de Administração, por indicação do Presidente, nos termos do Parágrafo Único do artigo 18 do Estatuto Social.

5.           Agenda: The Chairman clarified that the purpose of the present meeting was to deliberate on the following agenda: (i) to approve the Financial Statements and Management Report for fiscal year ended March 31, 2009; (ii) to approve the technical study used to support the realization of Deferred Income Taxes; (iii) to approve the capital budget for fiscal year to be ended March 31, 2010; (iv) to approve new debt issuance by the Company and/or its affiliates; (v) record the withdrawal from the Board of Directors of Serge Varsano, as written letter dated from today; and (vi) nominate a member to occupy the vacant position above mentioned at the Board of Directors, by indication of the President, according to the sole paragraph from article 18 from Company’s By Law.

6.           Deliberações Tomadas pela unanimidade dos membros:

I)  Apresentadas as Demonstrações Financeiras e o Relatório da Administração correspondentes ao exercício social encerrado em 31 de março de 2009 da Companhia, os mesmos foram aprovados sem ressalvas.

6.           Deliberations Agreed by the totality of the members:

I)  It was presented to the members the Financial Statements and Management Report for fiscal year ended March 31, 2009,  which were approved without any remarks.

II) Apresentado o estudo técnico preparado com o intuito de respaldar a realização do Imposto de Renda e Contribuição Social diferidos, o mesmo foi aprovado sem ressalvas.	II) It was presented to the members technical study used to support the realization of Deferred Income Taxes, which was approved without any remarks.

III)  Apresentado o orçamento de capital para o exercício social a encerrar em 31 de março de 2010, o mesmo foi aprovado sem ressalvas.

IV)  Apresentado o projeto de emissão de dívida pela Companhia e/ou suas controladas no valor de até US$ 350 milhões de dólares, o mesmo foi aprovado sem ressalvas.

V)  Os presentes tomaram conhecimento do pedido de renúncia formulado pelo conselheiro Serge Varsano, conforme correspondência deste, datada nesta data.

VI)  Ato contínuo, o Presidente do Conselho de Administração, no exercício de suas funções e nos termos do § único do Artigo 18 do Estatuto Social, nomeou para o cargo vago em decorrência da renúncia acima mencionada, o Sr. ROBERTO DE REZENDE BARBOSA, brasileiro, casado, empresário, portador da cédula de identidade RG/SSP/SP n° 3.431.622, inscrito no CPF sob o n° 368.376.798-72, residente na Fazenda Nova América, s/nº, Bairro Água da Aldeia, no município de Tarumã, Estado de São Paulo, cujo mandato deve vigorar até o fim do mandato unificado dos demais conselheiros, eleitos na Assembléia Geral Ordinária de 29.08.2008.

III)  It was presented to the members the capital budget for fiscal year to be ended March 31, 2010, which was approved without any remarks.

IV)  It was presented to the members the new debt issuance by the Company and/or its affiliates in an amount of up to US$ 350 million.

V)  The members were made aware of the withdrawal request from office by Mr. Serge Varsano, as written letter dated from today.

VI)   The Chairman of the Board of Directors, according to his functions and paragraph unique from article 18 from Company’s By Law, elected to join the vacant position above mentioned, Mr. ROBERTO DE REZENDE BARBOSA, Brazilian, married, businessman, bearer of the Identity Card RG/SSP/SP nr. 3.431.622 and CPF/MF nr. 368.376.798-72, resident at Fazenda Nova América, no number, Bairro Água da Aldeia, in the city of Tarumã, State of São Paulo, whose mandate shall be in force until the end of the other counselors' unified mandate, elected at Ordinary General Assembly dated August 29th, 2008.

7.           Encerramento: Nada mais havendo a ser tratado, o Sr. Presidente deu por encerrada a reunião, da qual se lavrou a presente ata que, lida e achada conforme, foi por todos assinada.

São Paulo (SP), 19 de junho de 2009.

7.           Adjournment:   There being no further business to conduct, the Chairman adjourned the meeting, from which the present minutes were written up, which after being read and found in conformity, were signed by all those present.

São Paulo, June 19th, 2009.

Rubens Ometto Silveira Mello
Presidente do Conselho de Administração/Chairman of the Board of Directors

 Pedro Isamu Mizutani
Vice-Presidente do Conselho de Administração e Secretário da Mesa
Vice-Chairman of the Board of Directors and Secretary

Burkhard Otto Cordes

Marcelo Eduardo Martins

Marcus Vinícius Pratini de Moraes

 Maílson Ferreira da Nóbrega

Pedro Luiz Cerize

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ) 50.746.577/0001-15
Corporate Registry (NIRE) 35300177045

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 18, 2009

Date, Time and Place: June 18, 2009, at 11:00 am, at the headquarters of COSAN S.A. INDÚSTRIA E COMÉRCIO (the “Company”), in the Cosan administrative building, in Bairro Costa Pinto s/n.º, in the City of Piracicaba, State of São Paulo.

Attendance: shareholders representing more than two-thirds (2/3) of voting capital stock, as verified by the signatures in the shareholders’ attendance book. The member of the Company’s Fiscal Council, Mr. Luiz Cláudio Gomes Recchia, the representatives of appraisal companies Deloitte Touche Tohmatsu Auditores Independentes and Banco de Investimentos Credit Suisse (Brasil) S.A., as well as the Company’s Vice-Chief Operation Officer, Pedro Isamu Mizutani and the representative of audit company Ernest & Young Auditores Independentes.

Presiding Board: Chairman: Mr. MARCELO DE SOUZA SCARCELA PORTELA, expressly appointed by Mr. RUBENS OMETTO SILVEIRA MELLO – Chairman of the Board of Directors, as allowed by Article 11 of the Bylaws. Secretary: Mr. PAULO ROBERTO FARIA, appointed by the Chairman of the Presiding Board.

Call: Call notice published pursuant to Article 124 of Law 6,404 of December de 15, 1976 (“Brazilian Corporate Law”), in the Official Gazette of the State of São Paulo, in Jornal de Piracicaba and in Valor Econômico newspaper, in issues of June 3, 4 and 5, 2009.

Agenda: (a) to examine, discuss and approve the Protocol and Justification of Merger of Curupay Participações S.A. by the Company; (b) to ratify the designation and contracting of Deloitte Touche Tohmatsu Auditores Independentes as the company responsible for the preparation of the appraisal report, at book value, of the shareholders’ equity of Curupay Participações S.A.;
(c) to approve the appraisal report referred to in item “b” above; (d) to resolve on the merger of Curupay  Participações S.A. by the Company and the subsequent increase in the Company’s capital stock, by means of the issue of common shares to be attributed to Rezende Barbosa S.A. Administração e Participações, the only shareholder of Curupay  Participações S.A., in view of the merger of the shareholders’ equity of Curupay Participações S.A. by the Company, with the subsequent amendment of the caput of Article 5 of the Company’s Bylaws; and (e) to authorize the Company’s management to take all provisions necessary to the implementation of the merger of Curupay Participações S.A. by the Company, in case of approval.

Documents Submitted to the Meeting: (i) Protocol and Justification of Merger of Curupay S.A. Participações by Cosan S.A. Indústria e Comércio – Document I, which contains the following exhibits: (a) Appraisal Report, at book value, of the shareholders’ equity of Curupay S.A. Participações and; (b) Economic-Financial Appraisal Report of Curupay S.A. Participações and of the Company; (ii) Financial Statements of Curupay S.A. Participações surveyed on April 30, 2009 – Document II; and (iii) Material Fact prepared pursuant to CVM Rule 319/99 – Document III.

Resolutions: The shareholders resolved, by unanimous vote, on the approval of the following, with abstentions of shareholders THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST,  ELFUN DIVERSIFIED FUND, .GE FUNDS, .GE INSTITUTIONAL FUNDS, GENERAL ELECTRIC.PENSION TRUST:

(a)           the Protocol and Justification of Merger of Curupay S.A. Participações by the Company;

(b)           designation and contracting of Deloitte Touche Tohmatsu Auditores Independentes as company responsible for the preparation of the appraisal report, at book value, of the shareholders’ equity of Curupay S.A. Participações;

(c)           the appraisal report referred to in item “b” above;

(d)           designation and contracting of Banco de Investimentos Credit Suisse (Brasil) S.A. as company responsible for the preparation of the economic-financial appraisal report of Curupay S.A. Participações and of the Company, for the purposes of determining the ratio of replacement of shares issued by Curupay S.A. Participações by shares issued by the Company;

(e)           the appraisal report referred to in item “d” above;

(f)           the merger of Curupay S.A. Participações and the subsequent increase in the Company’s capital stock, by means of the issue of forty-four million, three hundred thousand, three hundred and eighty-nine (44,300,389) new registered, book-entry common shares, to be attributed to Rezende Barbosa S.A. Administração e Participações, the only shareholder of Curupay S.A. Participações, at the ratio of 132.567627 common shares issued by the Company, for each common share issued by Curupay S.A. Participações, in view of the merger of the shareholders’ equity of Curupay S.A. Participações by the Company, as a result of the merger approved herein. Also, as a result from the merger approved herein, the caput of Article 5 of the Company’s Bylaws shall become effective with the following wording:

“ARTICLE 5”. The capital stock, fully subscribed and paid-up, is R$4,153,941,887.34, divided into 372,585,273 non-par, registered, book-entry common shares.”;

(g)           the authorization to the Company’s Board of Executive Officers to practice all acts necessary to the implementation and formalization of the merger referred to in item “f” above, also granting them the powers necessary to represent the Company before federal, state or local public authorities, including Trade Boards, federal, state or local offices, and to promote, jointly with qualified public entities, the amendments which may be necessary.

Closure and Approval of the Minutes: There being no further business to transact, the Chairman closed the meeting and these minutes were drawn up in summary format, as allowed in Article 130, Paragraph 1 of the Brazilian Corporate Law, which after being read and approved, was signed by all attending members. The publication of these minutes without the names of attending shareholders was authorized. aa) MARCELO DE SOUZA SCARCELA PORTELA - Chairman; PAULO ROBERTO FARIA – Secretary. Shareholders: COSAN LIMITED, NOVA CELISA S.A., AGUASSANTA PARTICIPAÇÕES S.A., RIO DAS PEDRAS PARTICIPAÇÕES S.A., COMMONWEALTH CARRIERS S.A., ANNISTON PTE. LTD., ISLAND SERVICES MANAGEMENT CORP. and RUBENS OMETTO SILVEIRA MELLO - by Marcelo de Souza Scarcela Portela; PAULO ROBERTO FARIA; PEDRO VICENTE OMETTO MAURANO; PEDRO ISAMU MIZUTANI – Shareholder and Vice-Chief Operation Officer; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, BARCLAYS GLOBAL INVESTORS, N.A., THE BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, COLLEGE RETIREMENT EQUITIES FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, EATON VANCE TAX-MANAGED EMERGING  MKTS FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE COLLECTIVE INVESTMENT TFE BENEFIT PLANS EM FD, ELFUN DIVERSIFIED FUND, EMPLOYEES RET.PLAN OF BROOKLYN UNION GAS, ILLINOIS STATE BOARD OF INVESTMENT, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, FIDELITY FUNDS – LATIN AMERICA FUND, FIDELITY MAGELLAN FUND: FIDELITY MAGELLAN FD, GENERAL ELECTRIC PENSION TRUST, GEUT EMERGING EQUITY PASSIVE 1, GE INSTITUTIONAL FUNDS, GE FUNDS, IBM SAVINGS PLAN, ING INTERNATIONAL GROWTH OPPORTUNITIES FUND, ING INTERNATIONAL GROWTH OPPORTUNITIES PORTFOLIO, ISHARES MSCI BRAZIL (FREE) INDEX FUND; JANUS ASPEN SERIES – INTERNATIONAL GROWTH PORTFOLIO, JANUS ADVISER INTERNATIONAL GROWTH FUND, JANUS OVERSEAS FUND, JANUS ASPEN SERIES-INTL GROWTH PORTFOLIO, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, JOHN HANCOCK TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK FUND II EMERGING MARKETS VALUE FUND, JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST, LA FIRE AND POLICE PENSION SYSTEM, NORTHERN TRUST QUANTITATIVE FUND PLC, MARVIN & PALMER EMERGING MARKETS PARTNERS FND, LP, PYRAMIS GROUP TRUST FOR

EMPLOYEE BENEFIT PLANS, PPL SERVICES CORPORATION MASTER TRUST, RENOIR PLACE HOLDINGS, INC., SEI INSTITUTIONAL INVESTMENT TRUST – SMALL CAP FUND, SEI INSTITUTIONAL INVESTMENT TRUST – SMALL CAP GROWTH PORTFOLIO, SEI INST INVESTTRUST – SMALLMID CAP EQUITY FUND, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, STATE ST B AND T C INV F F  T E RETIR PLANS, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC 400035147, THE TEXAS EDUCATION AGENCY, THE BANK OF NEW YORK A T F B I P P TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS, WELLINGTON MANAGEMENT PORT (CAYMAN) DIV INFLATION HEDGES P QUALIFIED INVE, WELLINGTON M PORTFOLIOS (DUBLIN) PLC, WELLINGTON TRUST COMPANY NA, NORGES BANK e THE BOEING CO. EMPLOYEE RETIREMENT PLAN TRUST – by Paulo Roberto Bellentani Brandão; LUIZ CLÁUDIO GOMES RECCHIA – Tax Board Member; DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES - Paulo Pinese; BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A. - Leonardo Mendes Cabral; ERNST & YOUNG AUDITORES INDEPENDENTES - Marcos Alexandre Pupo.

This is a free English translation of the original document.

Piracicaba (SP), June 18, 2009.

PAULO ROBERTO FARIA
Secretary

Item 4

PRIVATE INSTRUMENT OF SHAREHOLDERS’ AGREEMENT OF
COSAN S.A. INDÚSTRIA E COMÉRCIO

By this private instrument and in accordance with the law, the parties indicated hereinbelow, qualified and referred to jointly or severally as Shareholders or Shareholder, where applicable, namely:

COSAN LIMITED, a private company organized and existing according to the laws of Bermuda, headquartered at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, corporate taxpayer’s ID (CNPJ) 08.887.330/0001-52, hereinafter simply referred to as Cosan Limited”, represented herein by its Bylaws; and

REZENDE BARBOSA S.A. ADMINISTRAÇÃO E PARTICIPAÇÕES, a closely-held corporation, headquartered in the city of Tarumã, state of São Paulo, located at Fazenda Nova América, Bairro Água da Aldeia, corporate taxpayer’s ID (CNPJ) 44.358.034/0001-28, hereinafter simply referred to as “Rezende Barbosa”, represented herein by its Bylaws;

and also as Consenting Intervening Party,

COSAN S.A. INDÚSTRIA E COMÉRCIO, a closely-held corporation, headquartered in the city of Piracicaba, State of São Paulo, located at the Cosan administrative building, Bairro Costa Pinto, sem número, corporate taxpayer’s ID (CNPJ) 50.746.577/0001-15, hereinafter simply referred to as “Cosan” or “Company”, represented herein by its Bylaws;

resolve, for the purposes and effects of the Article 118 of Law 6,404/76, as amended (“Brazilian Corporation Law”), to enter into this present Shareholders’ Agreement (“Agreement”), which shall be ruled by the following clauses.

1.	SCOPE OF THE AGREEMENT.

1.1
Cosan Limited and Rezende Barbosa are Cosan’s shareholders and Cosan Limited holds sixty eighty-four per cent ( 60.84%) and Rezende Barbosa holds eleven eighty-nine per cent (11.89%) of the Company’s total and voting capital stock.

1.2
With a view to ruling the relationship between Cosan Limited and Rezende Barbosa while Cosan’s shareholders, the Shareholders undertake herein pursuant to the Article 118 of the Brazilian Corporation Law, the obligations provided for herein related to the exercise of their voting rights at the Company’s General Meetings, the election of members of the Company’s Fiscal Council, when instated and Rezende Barbosa adhering to a certain lock-up period for the shares issued by Cosan held thereby, the purchase and sale of shares held by Rezende Barbosa and Cosan Limited shall have the preemptive right to acquire them, and in general related to the exercise of respective power of control.

1.3
Without prejudice of the provisions contained herein, the Shareholders and the Management of Cosan shall ensure the compliance with the rights and obligations included in the Joint Venture Agreement entered into between Cosan Limited, Cosan, Rezende Barbosa and Curupay S.A. Participações on June 2, 2009 (“Joint Venture Agreement”).

2.	DEFINITIONS.

2.1	All the terms and expressions used herein and respective initial capital letters shall have the meanings assigned thereto according to the items below.

Shareholder or Shareholders	Preamble
Notified Shareholder	Clause 6.2
Offeror Shareholder	Clause 6.2
Agreement	Preamble
Joint Venture Agreement	Clause 1.4
Shares	Clause 3.2
Chamber	Clause 9.9
Company	Preamble
Cosan	Preamble
Cosan Limited	Preamble
Event of Involuntary Dilution	Clause 4.4
Brazilian Corporation Law	Preamble
Rules	Clause 9.9
Rezende Barbosa	Preamble

2.2	The definitions above apply in the singular and plural forms, male and female, where applicable, without changing their meaning.

2.3	The accounting terms and expressions used herein shall be construed in accordance with the accounting principles generally accepted in Brazil.

3.	SUBJECT-MATTER OF THE AGREEMENT.

3.1
This present Agreement aims at ruling: (i) how the members of the Company’s Board of Directors and Fiscal Council shall be elected, as per item 4, below; (ii) the exercise of voting right at the Company’s General Meeting, as per item 5, below; (iii) Cosan Limited’s preemptive right in the acquisition of shares issued by the Company held by Rezende Barbosa, according to item 6, below, and (iv) adhesion to a certain lock-up period for the shares issued by the Company held by Rezende Barbosa, as per item 7, below.

3.2
The ruling laid down herein shall apply to all shares issued by the Company held on this date and acquired by Shareholders in the future, as well as all shares, subscription rights and any other securities convertible into shares the Shareholders may own at any time during the effectiveness hereof, on any account, including but not limited to subscriptions, conversions, bonus shares, attributions deriving from any corporate operations (such as spin-off and mergers of companies or shares), reverse share splits and /or splits (said shares, rights and instruments are hereinafter simply referred to as “Shares”), observing the provision in item 4, below.

4.	ELECTION OF THE COMPANY’S BOARD OF DIRECTORS AND FISCAL COUNCIL.

4.1.
As provided for in the Article 13 of its Bylaws, the Company is managed by a Board of Directors and a Board of Executive Officers, whose term of office is two (2) years. The Board of Directors is composed of, at least, seven (7) and at most twenty (20) members, Company’s shareholders elected by the General Meeting.

4.2.
As provided for in the Article 30 of the Company’s Bylaws, the Company maintains a non-permanent Fiscal Council composed of three (3) sitting members and equal number of deputies, whether or not shareholders elected by the General Meeting, among the individuals resident in the country.

4.3.
In view of the legal and statutory scopes of the Board of Directors and Fiscal Council, as well as the agreements they reached concerning the exercise of their voting rights and the exercise of power of control over the Company, the Shareholders intend to set rules for the election of respective members. Therefore, it is hereby established that at the Company’s

General Meetings whose agenda is the election, withdrawal or replacement of members of the Board of Directors, the Shareholders shall exercise their voting rights so that the Company’s Board of Directors is always composed of one (1) member exclusively appointed by Rezende Barbosa. Likewise, at the General Meetings whose agenda is the instatement of the Fiscal Council, the election, withdrawal or replacement of members of the Fiscal Council, this body shall always be composed of one (1) sitting member and one (1) deputy member exclusively appointed by Rezende Barbosa.

4.3.1
Rezende Barbosa undertakes herein to transfer to a member of the Board of Directors appointed thereby as provided for in item 4.3, above, one (1) common share issued by the Company held thereby, in the event the appointed member is not a Company’s shareholder.

4.3.2
The member of the Board of Directors appointed by Rezende Barbosa as provided for in item 4.3, above, shall adhere to the terms hereof on the date he/she is vested in office by signing the respective adhesion statement.

4.3.3	The members of the Board of Directors and the Fiscal Council appointed by Rezende Barbosa only may be removed from their positions by means of previous and express consent of Rezende Barbosa.

4.3.4
In the event of withdrawal, resignation or decease of a member of the Board of Directors and/or member of the Fiscal Council appointed by Rezende Barbosa, the Shareholders shall irreversibly and irrevocably undertake to elect their as their substitutes the persons to be appointed by Rezende Barbosa.

4.4.
The provisions of this item 4 shall remain effective while Rezende Barbosa owns, at least, shares representing seven per cent (7%) of Cosan’s total and voting capital stock. The same rights provided for in this item 4 shall be attributed to Rezende Barbosa even if its interest in Cosan’s capital stock is lower than seven per cent (7%) due to events in which, by force of law or prevailing laws, Rezende Barbosa is not entitled to avoiding its share dilution (“Event of Involuntary Dilution”).

4.4.1
Once verified the Event of Involuntary Dilution, Rezende Barbosa’s right of appointing one (1) member of Cosan’s Board of Director shall survive until the election of the Board of Directors occurring immediately after the Event of

Involuntary Dilution, so that to allow that in such election, one (1) member is elected for Cosan’s Board of Directors, exclusively appointed by Rezende Barbosa.

4.4.2
The board member elected by exclusive appointment of Rezende Barbosa, in accordance with provisions in item 4.4.1, above, shall be held in office for a period not less than two (2) years. If during this two-(2) year period, Company’s General Meetings are held and Agenda includes the election, withdrawal or replacement of members of Cosan’s Board of Directors, the Shareholders shall exercise their voting rights so that the Company’s Board of Directors, within this two-(2) year period shall always be composed of one (1) member exclusively appointed by Rezende Barbosa.

4.5.
Without prejudice of provisions in items 4.4 to 4.4.2, above, the Shareholders irreversibly and irrevocably agree that the rights ensured to Rezende Barbosa, in accordance with this item 4, shall be fully recovered whenever the level defined at  4,4 – seven per cent (7%) of interest in Cosan’s capital stock, during the two-(2) year period immediately after any Event of Involuntary Dilution is recovered by Rezende Barbosa, due to corporate operations and/or acquisitions of Company’s equity interests, even if by means of operations freely conducted at the stock exchange.

4.6.
The rules contained in items 4.4 to 4.5 are applicable as to Rezende Barbosa’s right to appoint one (1) sitting member and one (1) deputy member of the Fiscal Council, when and if instated during two-(2) year period as of the Event of Involuntary Dilution.

5.	VOTING RIGHT AT THE GENERAL MEETINGS.

Section I. General principles for the exercise of voting right

5.1	The Shareholders shall exercise their voting right at Cosan’s General Meetings, as well as other rights inherent to the shares they own, in compliance with the assumptions hereof.

5.2
The Shareholders undertake to attend all the Company’s General Meetings or to be represented by attorney-in-fact specially empowered for this purpose, in compliance with the provisions of the Article 126, paragraph 1 and Article 118, paragraph 7 of the Brazilian Corporation Law.

5.3
The Shareholders may only grant powers of attorney to third parties represent them at the Company’s General Meetings under the condition that these third parties vote and/or behave strictly as determined herein and such condition shall expressly be included in the power of attorney.

5.4
In accordance with the Article 118, paragraph 9 of the Brazilian Corporation Law, the non-attendance at the General Meeting and/or vote abstention by any Shareholder shall ensure to the aggrieved parties the right to vote with Shares owned by absent or omissive Shareholder.

5.5
The Company’s Executive Officers and attorneys-in-fact, by force of filing this Agreement at the Company’s headquarters, are required to exercise their proxy powers so that to observe and abide by the provisions provided for herein.

6.	PREEMPTIVE RIGHT.

6.1
Once observed the lock-up period provided for in item 7.1, below, the Shareholders irreversibly and irrevocably agree that the disposal, assignment or transfer, on any account, in whole or partially of Shares issued by the Company held by Rezende Barbosa and attributed thereto in view of the operation envisaged in the Joint Venture Agreement shall be subject to the preemptive right for the respective acquisition by Cosan Limited, observing the procedure set forth in this item 6.

6.1.1
The preemptive right provided for in this item 6 shall apply to all Shares held by  Rezende Barbosa, observing the provisions of items 6.10 and 6.13 below and only may be exercised by Cosan Limited should all requisites provided for in this item 6 be complied with.

6.2	For the effects of the preemptive right provided for in this item 6, Rezende Barbosa shall be designated as “Offeror Shareholder” and Cosan Limited shall be designated as “Notified Shareholder”.

Section I – Trading of Shares with Identified Third Parties

6.3	Once expired the lock-up period provided for in item 7.1 below, should the Offeror Shareholder intend to sell to third parties, in whole or partially the Shares attributed thereto in view of the operation envisaged in the Joint Venture Agreement, it shall notify the Notified Shareholder, in writing about its intention.

6.3.1
The notification referred to in item 6.3, above shall expressly contain: (a) name, qualification, contact information and address of interested third party(ies); (b) the number of Shares, purpose of the offering and respective price; (c) payment terms and conditions.

6.4
Within fifteen (15) days as of the receipt of notification referred to in item 6.3 above, the Notified Shareholder may exercise its preemptive right to acquire the Shares tendered, according to the terms and conditions of said notification, by means of written communication to the Offeror Shareholder. The exercise of preemptive right ruled by this item 6.4 shall occur, in any event, over all Shares tendered in each sale operation intended by Offeror Shareholder, not authorizing the partial acquisition of volume tendered.

6.4.1
Should the Notified Shareholder exercise the preemptive right to acquire the Shares Tendered within the period referred to in item 6.4 above,  the payment of respective purchase price shall be made by Notified Shareholder to the Offeror Shareholder, observing the payment conditions provided for in the notification mentioned in item 6.3.1 above.

6.5
After elapsing the term provided for in item 6.4 above and the preemptive right for the acquisition of all Shares tendered has not been exercised (i) the Shares tendered shall be immediately and automatically dissociated from this present Shareholders’ Agreement and (ii) the disposal of Shares tendered may be contracted with the interested third party(ies) within subsequent  one hundred and eighty (180) days and at the exact conditions of the original offer. Once exceeded this term without materializing the disposal, should the Offeror Shareholder still intend to sell the Shares tendered, or even if the terms and conditions of the proposal have been amended in relation to the original proposal, the Offeror Shareholder shall renew the preemptive right procedure set forth in this Section I.

Section II – Trading of Shares on the Capital Markets

6.6	The Parties agree herein that every year of effectiveness hereof, Rezende Barbosa may freely negotiate on the capital markets a volume corresponding to twenty-five per cent

(25%) of all its Shares, as verified at the beginning of every effectiveness year of the Agreement.

6.6.1
For the purposes of provisions in item 6.6 above and especially in compliance with provisions of paragraph 4 of the Article 118 of Law 6,404/76, the Parties shall take the measures necessary to formalize the dissociation of Rezende Barbosa shares from this Shareholders’ Agreement Rezende Barbosa intends to trade on the capital markets.

6.7
Should the Offeror Shareholder intend to trade a volume of Shares on the capital markets higher than that provided for in item 6.6 above, it shall notify the Notified Shareholder, in writing, about its intention. The notification referred to by this item 6.7 shall expressly indicate the number of Shares, subject-matter of the offering intended by the Offeror Shareholder.

6.8
Within two (2) days as of the receipt of notification referred to in item 6.7 above, the Notified Shareholder may exercise its preemptive right for the acquisition of said Shares, by sending a written notice to the Offeror Shareholder. The exercise of preemptive right ruled in this item 6.8 shall occur, under any circumstance, over all Shares tendered in each sale operation intended by Offeror Shareholder, not authorizing the partial acquisition of volume tendered.

6.8.1
Should the Notified Shareholder exercise the preemptive right for the acquisition of Shares tendered within the term referred to in item 6.8 above, the payment of respective purchase price shall be made by the Notified Shareholder to the Offeror Shareholder within seven (7) days as of receipt by Offeror Shareholder of the notification about the exercise of preemptive right. In this assumption, the Notified Shareholder shall exercise the preemptive right by the weighted average price of shares issued by Cosan verified at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange within seven (7) days immediately before the receipt date of notification provided for in item 6.7 above.

6.8.2
The purchase price provided for in item 6.8.1 above shall only be applicable to the purchase operation by Cosan Limited of Shares tendered by Offeror Shareholder. Said purchase price shall not be necessarily practiced by Offeror Shareholder upon the trading of Shares on the capital markets, should Cosan Limited do not exercise its preemptive right referred to in item 6.8 above.

6.9
After elapsing the term provided for in item 6.8 above and the preemptive right for the acquisition of all Shares tendered has not been exercised (i) the Shares tendered shall be immediately and automatically dissociated from this present Shareholders’ Agreement for the purposes of provisions in paragraph 4 of the Article 118 of Law 6,404/76 and (ii) the Offeror Shareholder may negotiate the block of Shares tendered on the capital markets, by means of a single or several operations, within ninety (90) subsequent business days, at its exclusive discretion. Once elapsed this term without materializing the sale on the capital markets, the Shares tendered are bound by this present Agreement again.

Section III – General Provisions

6.10	The preemptive right provided for in this item 6 shall not apply to sale, assignments, transfers or disposals:

6.10.1
in the assumption respective buyers are companies directly or indirectly controlled by Rezende Barbosa, thus, considering the definitions mentioned in the Articles 116 and 243, paragraph 2 of the Brazilian Corporation Law; or

6.10.2	in the assumption respective buyers are companies subject to the common control in relation to Rezende Barbosa; or

6.10.3	in the assumption respective buyers directly or indirectly control Rezende Barbosa; or

6.10.4	in the assumption respective buyers are shareholders of Rezende Barbosa and/or companies jointly and/or severally controlled by Rezende Barbosa’s shareholders; or

6.10.5	in the assumption of transferring a single Share between the Shareholder and the Board of Directors appointed thereby as provided for in item 4.3.1 above, or

6.10.6	in the assumption of swap with other assets and rights carried out by Rezende Barbosa and/or persons appointed thereby in items 6.10.1 to 6.10.4 with third parties.

6.11
In the assumption of transfers provided for in items 6.10.1 to 6.10.5 above, all rights and obligations of Rezende Barbosa provided for herein shall be automatically assigned and transferred to the buyers of all or part of the Shares. In this event, Rezende Barbosa and buyers of all or part of the Shares shall be regarded as a sole party, for the purposes and effects hereof and buyers shall undertake to sign this present Agreement and comply with all respective terms and conditions. In addition, all the references made herein to Rezende Barbosa shall also be applicable to the buyers.

6.12
The sale, assignment, transfer or disposal of Shares, on any account, infringing or breaching the preemptive right provided for in this item 6 shall become null and void in relation to the Company, the Shareholders or third parties and not subject to registration in the Company’s books.

6.13	The preemptive right ruled herein shall only prevail while Rezende Barbosa continues holding, at least, seven per cent (7%) of the Company’s voting capital stock.

7.	LOCK-UP PERIOD.

7.1
In compliance with provisions of item 7.1.1 below, Rezende Barbosa shall undertake, within one hundred and eighty (180) days as of the signature date hereof, not to sell the Shares issued by the Company and attributed thereto as a result of the operation envisaged in the Joint Venture Agreement.

7.1.1	This lock-up period shall not apply to the sale, assignments, transfers or disposals mentioned in items 6.10.1 to 6.10.5 above.

8.	TERM.

8.1
This present Agreement shall take effect for the period in which Rezende Barbosa and/or respective buyers of its shares, as provided for in items 6.10.1 to 6.10.5 above, jointly or severally own, at least, seven per cent (7%) of the Company’s voting capital stock, in compliance with provisions in item 4.5 above.

8.2
While Rezende Barbosa and/or respective buyers of its Shares, as provided for in items 6.10.1 to 6.10.5 above, jointly or severally own, at least, seven per cent (7%) of the Company’s voting capital stock and within two (2) years immediately subsequent to any Event of Involuntary Dilution, as provided for in item 4.5 above, the Shareholders may not terminate this present Agreement, except for the ability to cause the mutual rescission or amendment thereof.

9.	GENERAL PROVISIONS.

9.1
The compliance with the obligations assumed herein may become effective by Shareholders by means of specific performance, pursuant to the provisions in paragraph 3 of the Article 118 of the Brazilian Corporation Law, concurrently with the Articles 461 and 461-A, both of the Brazilian Civil Procedure Code. Without prejudice of specific performance, the breaching party shall indemnify the non-breaching party for the losses and damages, including loss of profits caused by the failure to comply with the obligations assumed herein.

9.2	This Agreement shall be filed at the Company’s headquarters and its terms shall be duly registered in the corresponding share registry books.

9.3
All notifications and notices connected herewith shall be made in writing, by means of registered letter, facsimile acknowledging receipt, via registry of deeds and documents or via court, addressed and/or delivered to Shareholders at the addresses below or in another address one of the Shareholders communicates to the other, at any time, during the effectiveness hereof.

a) If to Cosan Limited:
Rua Av. Juscelino Kubitschek, 1726 - 6º andar, São Paulo - SP
CEP: 05423-040
Attn: Diretoria Jurídica (Legal Department)
Fax: (55 11) 3897 97 99

b) If to Rezende Barbosa:
Rua Dr. Fernandes Coelho, 85, 6º andar, São Paulo - SP
CEP: 05423-040
Attn.: Mr. Roberto de Rezende Barbosa
Fax:  (55 11) 3816-9519

9.4	The amendments hereof shall only be valid if these are executed in writing and signed by legal representatives or attorneys-in-fact of the Shareholders.

9.5
This present Agreement shall bind the Shareholders and their successors on any account, fully revoking and replacing any previous agreement, whether oral or written, among the Shareholders in relation to the Company.

9.6	The Company, in the capacity of Consenting Intervening Party, signs this present Agreement to express its full and unrestricted agreement with all its terms and conditions.

9.7
Except for the assumptions expressly provided for herein, the obligations and rights deriving herefrom may not neither assigned nor transferred, in whole or partially by either Shareholder to third parties, unless if expressly authorized by other Shareholder.

9.8
The Shareholders acknowledge that: (i) the non-exercise or the exercise in arrears by either Shareholder of any rights ensured by this Agreement or by law shall neither represent renewal or waiver of such right, nor shall harm its eventual exercise; (ii) the waiver by either Shareholder of any of these rights shall only be valid if formalized in writing; (iii) the nullity or non-validity of any of the Clauses hereof shall not harm the validity and effectiveness of other clauses or the Agreement itself.

9.9
In the event litigations or controversies stemming herefrom survive, the Shareholders and the Consenting Intervening Party agree to endeavor their best efforts to settle them on an amicable basis, and according to the principles of good faith. Should this controversy be not settled on an amicable basis, it shall be definitively resolved by means of arbitration to be established and processed according to the Arbitration Rules of the Chamber of Commerce Brazil - Canadá (“Rules”). The management and the development of the arbitration procedure shall be incumbent upon said Chamber (“Chamber”).

9.9.1
The Arbitration Court shall be composed of three (3) arbitrators, each of Shareholders shall elect a sitting and deputy arbitrator, not necessarily composing the Chamber Arbitrator Panel, within fifteen (15) days as if the receipt date of the notification sent by the Chamber.

9.9.2
The arbitrators appointed by Shareholders shall jointly elect the name of the third arbitrator, who shall be in charge of presiding over the Arbitration Court, and submitting his name to the Chamber’s approval.

9.9.3
If any of the Shareholders fails to appoint the arbitrator and/or deputy, the chairman of the Chamber shall make this appointment. Should the arbitrators appointed by Shareholders do not reach any agreement as to the appointment of the third arbitrator, it shall be incumbent upon the chairman of the Chamber to make this appointment.

9.9.4	The Arbitration Court shall be located in the City of São Paulo and the Portuguese shall be the official language for all its acts.

9.9.5	The arbitration award shall be final and binding upon the Shareholders, not being subject to ratification or any other appeal before the Judiciary Branch.

9.9.6
It is hereby established that during this arbitration procedure or during any pending litigation between the Parties related to this present Agreement and/or any of its Exhibits and/or also the Company’s Bylaws, the Parties shall be neither authorized to cease nor to deny the compliance with the obligations set forth by this Agreement and/or its Exhibits and/or the Company’s Bylaws.

9.9.7
To settle the controversies stemming herefrom arisen on a preventive basis before the installation of the Arbitration Court, as well as on an enforcement basis, the Shareholders and the Consenting Intervening Party elect the courts of the City and State of São Paulo, waiving any other, no matter how privileged it may be.

In witness whereof, the Shareholders and the Consenting Intervening Party sign this present instrument in three (3) counterparts of equal tenor and form, before the two witnesses undersigned below.

São Paulo, June 18, 2009.
Shareholders:

COSAN LIMITED

REZENDE BARBOSA S.A. ADMINISTRAÇÃO E PARTICIPAÇÕES

Consenting Intervening Party:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Witnesses:
1.	2.
Name:	Name:
Identity card (RG):	Identity card (RG):
Individual taxpayer’s ID (CPF):	Individual taxpayer’s ID (CPF):